UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SPLUNK INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

848637104

(CUSIP Number)

Arrie R. Park

Hellman & Friedman LLC

415 Mission Street, Suite 5700

San Francisco, California 94105

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Corporate Investors X, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Investors X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. Hellman & Friedman Capital Partners X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,799,822
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,799,822
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,799,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2 GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 848637104

1.	Names of Reporting Persons. H&F Shadowfax Holdings 2, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 11,909,197
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,909,197
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,909,197
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons on March 4, 2022, as amended by Amendment No. 1 filed on April 4, 2022, as amended by Amendment No. 2 filed on September 9, 2022, as amended by Amendment No. 3 filed on October 13, 2022 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Splunk Inc., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) The Reporting Persons beneficially own an aggregate of 12,799,822 shares of Common Stock, of which 11,909,197 are held by Shadowfax Holdings 2 and 890,625 are held by Shadowfax Holdings, for an aggregate beneficial ownership of approximately 7.6% of the Common Stock outstanding, based on 168.5 million shares of Common Stock outstanding as of September 18, 2023, as reported in the Merger Agreement (as defined below) filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2023.

Each of H&F X (as the general partner of H&F Investors X), H&F Investors X (as the general partner of HFCP X), HFCP X (as the managing member of Shadowfax Holdings GP), Shadowfax Holdings GP (as the general partner of Shadowfax Holdings), Shadowfax Holdings (as the sole member of Shadowfax Holdings 2 GP) and Shadowfax Holdings 2 GP (as the general partner of Shadowfax Holdings 2) may also be deemed to beneficially own some or all of the shares of Common Stock reported herein.

The number of shares and percentages of the Common Stock reported in this Amendment No. 4 do not include any shares of Common Stock or shares of Common Stock underlying restricted stock units held by David Tunnell that were received in respect of his service on the Issuer’s board of directors.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this statement.

(c) There have been no transactions by the Reporting Persons in the shares of Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On September 20, 2023, the Issuer, Cisco Systems, Inc., a Delaware corporation (“Parent”) and Spirit Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement.

Stockholder Voting and Support Agreement

On September 20, 2023, in connection with the execution of the Merger Agreement, Shadowfax Holdings and Shadowfax Holdings 2 (the “Stockholders”), the Issuer and Parent entered into a voting and support agreement (“Voting and Support Agreement”). Pursuant to the Voting and Support Agreement, the Stockholders have agreed to vote all shares of Common Stock held by such Reporting Persons at any Issuer stockholder meeting (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (ii) in favor of any proposal to adjourn or postpone such meeting of the Issuer’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement, (iii) against any action or proposal in favor of an Acquisition Proposal (as defined in the Merger Agreement), without regard to the terms of such Acquisition Proposal, and (iv) against any action, proposal, transaction or agreement that would reasonably be likely to prevent, materially impede or materially delay the Issuer’s or Parent’s ability to consummate the transactions contemplated by the Merger Agreement, including the Merger.

While the Voting and Support Agreement is in effect, certain transfers of shares of Common Stock by the Stockholders are restricted prior to the date that approval of the Issuer’s stockholders for the Merger is obtained in accordance with the Merger Agreement.

The obligations of the Stockholders under the Voting and Support Agreement terminate on the earlier of the Expiration Date (as defined in the Merger Agreement) and the effectuation of a Change of Recommendation (as defined in the Merger Agreement).

In addition, pursuant to the Voting and Support Agreement, the Issuer will register the sale of the Common Stock held by the Stockholders and has agreed to provide the Stockholders with certain customary demand rights.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1 —	Voting and Support Agreement, dated September 20, 2023, by and among Shadowfax Holdings, Shadowfax Holdings 2, the Issuer and Parent (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2023).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2023

H&F CORPORATE INVESTORS X, LTD.

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

HELLMAN & FRIEDMAN INVESTORS X, L.P.

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS X, L.P.

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS, L.P.

By:	H&F Shadowfax Holdings GP, LLC
Its:	General Partner

By:	Hellman & Friedman Capital Partners X, L.P.
Its:	Managing Member

By:	Hellman & Friedman Investors X, L.P.
Its:	General Partner

By:	H&F Corporate Investors X, Ltd.
Its:	General Partner

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS 2 GP, LLC

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

H&F SHADOWFAX HOLDINGS 2, L.P.

By:	/s/ Stephen Ensley
Name: Stephen Ensley
Title: Vice President

[Schedule 13D Signature Page]